UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

SALLY BEAUTY HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

79546E 10 4

(CUSIP Number)

CDRS Acquisition LLC

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79546E 10 4

1.	Names of Reporting Persons CDRS Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person OO

CUSIP No. 79546E 10 4

1.	Names of Reporting Persons Clayton Dubilier & Rice Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person PN

CUSIP No. 79546E 10 4

1.	Names of Reporting Persons CD&R Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person CO

CUSIP No. 79546E 10 4

1.	Names of Reporting Persons CD&R Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person PN

CUSIP No. 79546E 10 4

1.	Names of Reporting Persons CD&R Investment Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person CO

CUSIP No. 79546E 10 4

1.	Names of Reporting Persons CD&R Parallel Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person PN

CUSIP No. 79546E 10 4

1.	Names of Reporting Persons CD&R Parallel Fund Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person CO

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) to the Statement on Schedule 13D, initially filed on June 28, 2006, as amended by Amendment No. 1, filed on November 27, 2006, Amendment No. 2, filed on October 18, 2011, Amendment No. 3, filed on February 10, 2012, and Amendment No. 4, filed on May 11, 2012 (the “Statement”), relates to the beneficial ownership of the Shares of Sally Beauty. This Amendment No. 5 is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment No. 5. Information in respect of each Reporting Person is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 2.  Identity and Background

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 5 is attached as Exhibit 1.1 hereto.

Item 4.  Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

Pursuant to an Underwriting Agreement, dated July 17, 2012 (the “Underwriting Agreement”), among Sally Beauty, CDRS Acquisition LLC (“CDRS”), CD&R Parallel Fund VII, L.P. (“Parallel Fund VII” and, together with CDRS, the “CD&R Investors”) and Credit Suisse Securities (USA) LLC (the “Underwriter”), on July 23, 2012, CDRS sold 22,959,641 Shares of Sally Beauty and Parallel Fund VII sold 151,886 Shares of Sally Beauty, in each case to the Underwriter at a price of $26.41 per Share, in a registered offering (the “Secondary Offering”).

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7.1 hereto and is incorporated herein by reference.

Except as described in this Item 4 and Item 6 of this Amendment No. 5 which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a)-(b)

As of the date hereof (and after giving effect to sale of the Shares of Sally Beauty in the Secondary Offering), each of the Reporting Persons beneficially owns the number and percentage of Shares of Sally Beauty then issued and outstanding listed opposite its name:

Reporting Person	Amount Beneficially Owned		Percent of Class(1)
CDRS Acquisition LLC	0		0.0%
Clayton Dubilier & Rice Fund VII, L.P.	0	(2)	0.0%
CD&R Associates VII, Ltd.	0	(2)	0.0%
CD&R Associates VII, L.P.	0	(2)	0.0%
CD&R Investment Associates VII, Ltd.	0	(2)(3)	0.0%
CD&R Parallel Fund VII, L.P.	0		0.0%
CD&R Parallel Fund Associates VII, Ltd.	0	(3)(4)	0.0%

(2) CDRS is a limited liability company of which Clayton Dubilier & Rice Fund VII, L.P. is the sole member, of which CD&R Associates VII, Ltd. is the general partner, which is a wholly-owned subsidiary of CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  Each of Clayton Dubilier & Rice Fund VII, L.P., CD&R Associates VII, Ltd.,

CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by CDRS as well as of the Shares held by Parallel Fund VII.

(3) CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two person board of directors, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the applicable board. Donald J. Gogel and Kevin J. Conway, as the directors of each of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC. Such persons disclaim such beneficial ownership.

(4) Parallel Fund VII is a Cayman Islands exempted limited partnership of which CD&R Parallel Fund Associates VII, Ltd. is the general partner.  CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by Parallel Fund VII as well as of the Shares held by CDRS.

(b)

In addition to the description set forth above in this Item 5, see the cover pages of this Amendment No. 5 for indications of the respective voting powers and disposition powers of the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Joint Filing Agreement, dated July 23, 2012, by and among the Reporting Persons.
7.1	Underwriting Agreement, dated July 17, 2012, among Sally Beauty Holdings, Inc., CDRS Acquisition LLC, CD&R Parallel Fund VII, L.P., and Credit Suisse Securities (USA) LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CDRS ACQUISITION LLC

By:	/s/ Kenneth A. Giuriceo
Name: Kenneth A. Giuriceo
Title: Executive Vice President and Secretary

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd.,
its general partner

	By:	/s/ Kevin J. Conway
Name: Kevin J. Conway
Title: Vice President, Secretary and Assistant Treasurer

CD&R ASSOCIATES VII, LTD.

By:	/s/ Kevin J. Conway
Name: Kevin J. Conway
Title: Vice President, Secretary and Assistant Treasurer

CD&R ASSOCIATES VII, L.P.

By:	CD&R Investment Associates VII, Ltd., its general partner

	By:	/s/ Kevin J. Conway
Name: Kevin J. Conway
Title: Vice President, Secretary and Assistant Treasurer

CD&R INVESTMENT ASSOCIATES VII, LTD.

	By:	/s/ Kevin J. Conway
Name: Kevin J. Conway
Title: Vice President, Secretary and Assistant Treasurer

CD&R PARALLEL FUND VII, L.P.

	By:	CD&R Parallel Fund Associates VII, Ltd., its general partner

		By:	/s/ Kevin J. Conway
Name: Kevin J. Conway
Title: Vice President, Secretary and Assistant Treasurer

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

		By:	/s/ Kevin J. Conway
Name: Kevin J. Conway
Title: Vice President, Secretary and Assistant Treasurer

Dated: July 23, 2012